

October 19, 2007

Room 7010

Matthew T. Farrell
Vice President Finance and Chief Financial Officer
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297

> **Re:** **Church & Dwight Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 001-10585**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the year ended December 31, 2006**

Note 6. Goodwill and Other Intangibles, page 60

1.  We note the impairment charges you have incurred, relating to your tradenames, in each of the past three years, primarily as a result of increased competition. Due to the material nature of the tradenames to your business, please revise future filings, to provide a narrative of the events and circumstances surrounding your determination that these tradenames were impaired, how you determined the amount of impairment and how you concluded that the remaining value of the remaining tradenames were recoverable. Refer to paragraph 46 of SFAS 142.

With regards to the tradenames that were "re-characterized" from indefinite lived to finite lived assts, please revise future filings, to disclose the events and circumstances that no longer supported an indefinite useful life. Refer to paragraph 16 of SFAS 142.

Note 17. Segments, page 77

With regards to your supplemental financial information of guarantor and non-guarantor operations provided in footnote 17, we have the following comments. Please provide us with proposed revisions addressing each of the comments below in order for us to determine whether or not an amendment to your Form 10-K is necessary.

2.      We note your disclosure that your 6.0% senior subordinated notes are fully and unconditionally guaranteed. However, your disclosure does not appear to address other requirements of Rule 3-10 of Regulation S-X. In this regard, each subsidiary guarantor must be "100% owned" by the parent issuer and that the guarantee must be on a "joint and several basis" as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned and whether the guarantee is on a joint and several basis. To the extent they are not 100% owned and the guarantees are not on a joint and several basis, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

3.      We further note that your condensed consolidating financial information does not include a column for the parent's financial information as required in Rule 3-10(f)(4). Based on the financial information provided in your note 17, it appears that the subsidiaries of the parent company other than the subsidiary guarantors are not minor and therefore the parent company information would be required.

4.      Tell us why you have not provided condensed consolidated financial information for the year ending December 31, 2004. Note that Rule 3-10(i) of Regulation S-X requires that financial information should be audited for the same periods that the parent company financial statements are required to be audited.

5.      Tell us how your form and content of the financial information provided complies with Rule 3-10(i). In this regard, Rule 3-10(i) states that your form and content must follow the guidance of Rule 10-01 of Regulation S-X. For example, Rule 10-01(2) provides guidance on what line items should be included on your condensed balance sheet based on certain percentage thresholds. It appears as if your goodwill and other asset line items would exceed those thresholds and be required to be presented as a major caption in your Rule 3-10 financial statements. Please tell us how you have complied with the aforementioned requirements.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief